Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

December 20, 2021

Only the German version of this announcement is binding. The English version is a convenience translation for information purposes only.

Acorn HoldCo, Inc.

with corporate seat in Wilmington, Delaware, United States of America

Announcement of the fulfilment of an Offer Condition of the Takeover Offer

On 12 November 2021, Acorn HoldCo, Inc. (the “Bidder”) published the offer document for its voluntary public takeover offer to the shareholders of ADVA Optical Networking SE, Meiningen-Dreissigacker, Germany, regarding the acquisition of all non-par value bearer shares in ADVA Optical Networking SE (ISIN DE0005103006) (the “ADVA Shares”) in exchange for 0.8244 common stocks of Acorn HoldCo, Inc. for one (1) ADVA Share (the “Takeover Offer”).

The acceptance period for the Takeover Offer ends on 12 January 2022, 24:00 hours (Frankfurt am Main local time) unless extended pursuant the provisions of the WpÜG.

As described in Section 12.1 of the Offer Document the Takeover Offer and the contracts which come into existence as a result of its acceptance are subject to the conditions described in Section 12.1.1 to Section 12.1.9 of the Offer Document (the “Offer Conditions”).

On 17 December 2021, the Offer Condition pursuant to Section 12.1.5 (c) of the Offer Document (Foreign direct investment approval in the Commonwealth of Australia) has been fulfilled.

The fulfillment of the Offer Condition pursuant to Section 12.1.4 of the Offer Document (Merger control approval in the United States) on 17 November 2021 has already been published by the Bidder on 22 November 2021.

Therefore, the Takeover Offer and the contracts which come into existence as a result of its acceptance remain subject to the further Offer Conditions pursuant to Section 12.1.1 (Minimum Acceptance Rate), Section 12.1.2 (Effectiveness of Registration Statement), Section 12.1.3 (ADTRAN Stockholders’ Approval), Section 12.1.5 (a), (b) and (d) (Foreign direct investment approvals), Section 12.1.6 (No Material Adverse Change), Section 12.1.7 (No material compliance violation), Section 12.1.8 (No capital increase; no loss of half of the share capital; no insolvency) and Section 12.1.9 (No prohibition or illegality) of the Offer Document.

Huntsville, Alabama, USA, 20 December 2021

Acorn HoldCo, Inc.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the SEC, which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement was declared effective by the SEC on December 2, 2021 and ADTRAN commenced mailing the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the Offer Document with BaFin, which has been published with the permission of BaFin. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer is exclusively subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document has been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the central settlement agent. You are also able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at https://acorn-offer.com/.